EDGAR CORRESPONDENCE
December 16, 2005
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Cray Inc. – File No. 000-26820
Dear Ms. Collins:
     You originally wrote to us by a letter dated August 18, 2005, with comments regarding certain of our Exchange Act filings. We responded by letter dated September 12, 2005. On November 8, 2005, by facsimile, we received further comments and questions from you. This letter responds to your comment letter dated November 7, 2005. Our numbered responses correspond to the numbering of your comments and questions.
1.  Question:
In response to our Prior Comment No. 4 you indicate that forecasts for 2004 were profitable based on continuing sales of the Cray X1 system and successful introduction of new products and that your forecasts, along with the profitability achieved in the previous two fiscal years, was your basis for reducing your valuation allowance by $58.5 million in the fourth quarter of fiscal 2003. Provide us with your analysis that supports the reversal of the full valuation allowance in the fourth quarter of fiscal 2003 and your apparent determination that it was more likely than not you would generate taxable income to fully realize your deferred tax assets. Also in your response tell us how you considered paragraphs 17 through 25 of SFAS 109 in determining that the valuation allowance should be reversed in the fourth quarter of 2003.
Response:
In early 2004, after the completion of the 2003 year, as noted in our September 12, 2005, response, we had enjoyed eight consecutive profitable quarters and for the first time in our history, had cumulative pretax income over the prior three-year period, excluding unusual items and goodwill amortization. As we announced on January 29, 2004, revenue for the fourth quarter of 2003 was a record $67.2 million, an increase of 71 percent from the prior year, and resulted in total revenue of $237 million for the full year, a 53% increase from the prior year. That revenue growth was accompanied by the achievement of significant additional objectives in 2003 and supported

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management’s determination that it would generate sufficient net income to realize the deferred tax asset. During 2003, we eliminated our bank debt, increased our market share, and delivered the two most powerful supercomputer systems we had ever installed.
Based on our success in 2003, our 2004 outlook for continued sales of the Cray X1, our Cascade and Red Storm development projects, our contracted maintenance services, and our plans to introduce a major upgrade in the second half of 2004 to the Cray X1, the Cray X1E, as well as a new product based on the “Red Storm” supercomputer being developed for Sandia National Laboratories, in a January 29, 2004 press release, we announced our 2004 plans:
“The outlook for 2004 and 2005 for Cray is promising and we are confident in our long-term growth prospects as well as our ability to execute. We’ve set a high bar for ourselves in 2004, planning to grow revenue to about $300 million while achieving operating profit in the range of eight to twelve percent of revenue. Our plan depends primarily on the timely and successful introduction of two new products, the Cray X1E and commercialized Red Storm systems, both of which we plan to launch in the second half of 2004.
Our outlook also relies on maintaining momentum with our current customer base, including the U.S. government. While the fiscal 2004 U.S. federal budget process was recently completed, it remains difficult to forecast the outcome of individual budget allocations and the resulting impact on Cray.”
Two other factors played a role in our confidence toward 2004 and beyond. First, in mid-2003, we had hired a leading high-performance computer sales executive, Peter J. Ungaro, formerly at IBM, to head our sales program as Vice President responsible for sales and marketing. Second, although Mr. Ungaro was still putting his team together at the end of 2003, he was in the process of hiring an experienced former employee of IBM to lead the European sales effort, and was making changes throughout the sales team that we believed would increase our sales momentum, particularly in the international sector.
Thus in early 2004, we had enjoyed two years of profitable operations and we believed that we had put the period of rebuilding Cray (from what we acquired in 2000 from Silicon Graphics Inc.) behind us.
We looked to future taxable income, exclusive of reversing temporary differences and carry-forwards, and were not basing our forecasts on tax-planning strategies (SFAS 109, paragraphs 21 and 22). It is also important to note that we did not reverse our entire valuation allowance; because of concerns about the profitability of our overseas subsidiaries, we left slightly over $6,000,000 of valuation allowance on our books pertaining to the operations of our overseas subsidiaries.

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Our 2003 pre-tax profit was $31.2 million in the U.S. and a negative $10.2 million internationally, although we believed that our overseas subsidiaries, under our transfer pricing approach, should become at least minimally profitable with increased sales revenue and reduced service expenses.
In your inquiry dated November 7, 2005, you asked us to comment on how we considered SFAS 109 paragraphs 17 through 25 in determining that the valuation allowance should be reversed in the fourth quarter of 2003:
In evaluating paragraph 17:
•	We measured deferred tax assets and liabilities for each entity in each jurisdiction in which it operated at the applicable tax rate for that jurisdiction.
•	We evaluated the likelihood that some portion or all of a deferred tax asset would not be realized for each entity and relative to the tax laws applicable in that jurisdiction. In doing this, as mentioned above, we did not believe that it was more likely than not that most of our deferred tax assets from our foreign subsidiaries would be realized. Therefore, we did not reverse the valuation allowance relative to those deferred tax assets.
In evaluating paragraph 18:
•	In calculating deferred tax assets and liabilities we used, and continue to use, the tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset will be settled or realized.
•	In 2003, there were no enacted future change in tax rates in any jurisdiction affecting our calculations under SFAS 109, so the rates we used were the current rates in effect in 2003.
In evaluating paragraph 19:
•	We did have an alternative minimum tax liability in 2003 and carried a deferred tax asset for the related credit carry-forward.
•	Similarly, other jurisdictions in which our subsidiaries operate also have alternative tax systems that may give rise to current tax expense even though a subsidiary may have a loss for income tax purposes.
In evaluating paragraph 20:
•	As described below regarding our evaluation under paragraphs 23 and 24, all available evidence, both positive and negative, was evaluated in determining whether it was more likely than not that our deferred tax assets would be realized.

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•	At the end of 2003, we no longer had the negative evidence of “cumulative losses in recent years” as we moved into a position of cumulative U.S. tax profit when looking at the current year and two prior years. We used this three-year period as a measure of “cumulative income/loss in recent years”, which is the period suggested by paragraph 100 of the Basis for Conclusions section of SFAS 109, and was deemed appropriate by management with advice from our auditors as the appropriate time period to consider, as it provided heavily-weighted objective evidence as to our ability to utilize our deferred tax assets in the near future.
•	The expectations for 2004 were very good. We planned for revenue of $300 million and we expected to be profitable. Approximately $100 million in product and project sales backlog existed at the end of 2003 and there were substantial sales transactions being negotiated, including $75 million, in the aggregate, from Oak Ridge National Laboratories, Pittsburgh Supercomputing Center and Korea Meteorological Administration, all of which were later booked, shipped and accepted.
•	Based on internal financial models at that time, our projected taxable income would allow us to use all of our net operating loss carry-forwards within three years. As described in more detail below with respect to paragraph 24, we expected to utilize our net operating losses even under more conservative assumptions.
•	While losses incurred in earlier years represent negative evidence, they were largely attributable to the costs implicit in emerging from being a development stage company.
•	As mentioned before, our revenue is derived from low volume, high priced items with a long sales cycle. The timing of a few sales transactions could impact revenue and profitability significantly in either direction.
In evaluating paragraph 21:
•	We estimated future taxable income in the U.S., exclusive of reversing temporary differences and carry-forwards. Additionally, the reversal of some temporary differences would give rise to an additional U.S. tax liability.
In evaluating paragraph 22:
•	We considered, but did not take advantage of, any tax planning strategies to specifically prevent loss carry-forwards from expiring, as such strategies would not have changed our conclusions on our valuation allowance judgment.

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•	Additionally, while not considered heavily, there were some tax planning strategies that, given our expectations of profitability, would have benefited our worldwide tax position. For instance, a transfer/sale of certain intellectual property to a subsidiary in a country with lower tax rates could accelerate the utilization of U.S. loss carry-forwards and could provide for an overall lower effective tax rate.
Negative evidence considered per SFAS 109, paragraph 23 included:
•	Consistent losses prior to 2002, while we were emerging from the development stage, created the large tax loss carry-forward included in deferred tax assets.
•	A risk that certain departments and agencies of the U.S. federal government would spend less on supercomputers in the future.
•	The risks associated with new product development: whether product development projects would be completed, would be competitive, would be on time, and would be at a reasonable cost. At the time, we believed these risks were outweighed by the success of the Cray X1 in 2003 and the rather straight-forward nature of the product upgrade to the Cray X1E, and that the Red Storm development program was then substantially on schedule.
•	The risks associated with our competition’s potential impact on our revenues and margins. Our sales are represented by a small number of sales transactions with high average selling prices. Delays or winning or losing just a few of these sales transactions could have a large impact on our operating results.
Considering the criteria for positive evidence (as described in SFAS 109, paragraph 24):
•	We believed that our financial position was strong and sufficient to execute a profitable strategy. We had $74 million in cash and short-term investments and almost no debt as of December 31, 2003.
•	We had strong recent performance and we believed that the losses in 2001 and earlier were due to emergence from our development stage period in which we had few new products since our acquisition of the operating assets of the Cray Research business unit from Silicon Graphics Inc. in 2000. U.S. pre-tax earnings were $5.1 million in 2002 and $31.2 million in 2003.
•	Our expectations for 2004 at the time were for increased revenues and continued profitability. Between existing backlog (about $100 million at December 31, 2003) and sales transactions being negotiated, as detailed above relating to our evaluation of paragraph 20, we believed we had reasonable

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visibility toward achieving 2004 goals and planned our incentive compensation plan for employees and executives accordingly.
•	We had been successful in selling our Cray X1 line in 2003 ($144 million) and expected well over $100 million in 2004 revenue from this product line. Additionally, we expected to drive additional growth through a significant upgrade to the Cray X1 in the second half of 2004 (the Cray X1E system), completion of the Red Storm project with Sandia, and the sale of Red Storm-based products (the Cray XT3 system).
•	The first expiration of tax loss carry-forwards was in 2010, or seven years from the end of 2003. The last year for the expiration of tax loss carry-forwards was in 2022, or 19 years from the end of 2003. Some tax planning strategies might have been possible to extend the dates further but were not considered in our analysis. Assuming U.S. pre-tax taxable income remained at 2003 levels ($31.2 million) then full realization of deferred tax assets would take just 5.4 years ($58.6 million U.S. deferred tax asset divided by ($31.2 million annual U.S. pre-tax profit X 35% tax rate)). This would be complete at the end of 2009.
In evaluating paragraph 25:
•	We believed, as set out above, that the positive evidence supporting the reversal of our valuation allowance outweighed the negative evidence and was more objective in nature than the negative evidence.
Under SFAS 109, paragraph 24(c), we believed we had moved beyond the periods of initial loss, had enjoyed a period of profitability and were entering a period of sustained profitability. In deciding to substantially reverse the tax valuation allowance, we considered the issue carefully over time and sought the expert advice and judgment of others. We first reviewed the possibility of the reversal with our auditors and our Audit Committee in October 2003. A final decision was made in late January 2004, after full review of fiscal year 2003 results, our history, management’s plans for 2004 and subsequent years, and the accounting requirements, with the strong concurrence of our auditors and approval by our Audit Committee. This is documented in the minutes of the January 27, 2004, meeting of the Audit Committee. We received unqualified audit opinions with regard to our financial statements for the years ended December 31, 2003 and 2004.
Just to allay any possible concern or misunderstanding, the decision to reverse the tax valuation allowance at the end of 2003 had no impact whatsoever on management’s incentive compensation for that year, which was based on operating results, not net income, and in which non-operational adjustments, such as this change, were disregarded by the Compensation Committee and full Board.

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We believe we exercised the judgment required under SFAS 109, paragraph 25, and appropriately considered the relative impact of both negative and positive evidence. We were aware of the risks involved, as disclosed in our public documents. But we had confidence in our ability to reach, if not exceed, our targets supported by recent success, and concluded that it was more likely than not that we would recover the full U.S. valuation on deferred tax assets. Under these circumstances we continue to believe that the reversal of the valuation allowance was appropriate at the time. We appreciate that this judgment may be questioned with the full clarity of hindsight. Nevertheless, we made a reasonable judgment at the time with the information then available to us in accordance with the appropriate accounting standards.
As a result of a series of events that took place over the course of 2004, subsequent to the filing of our Annual Report on Form 10-K for the year ended December 31, 2003, but prior to the filing of our Form 10-Q for the period ended September 30, 2004, we concluded it was no longer more likely than not that we would recover the full valuation on the tax assets, and we re-established an allowance. As noted in the second paragraph in our response above, our plan for 2004 was based expressly on the timely and successful introduction of two new products, the Cray X1E and the commercialized Red Storm systems, as well as maintaining momentum with our current customer base, including the U.S. government with respect to the Cray X1. However, we were not able to achieve these three key objectives as planned. Following the first quarter of 2004, U.S. government purchases shifted unexpectedly away from Cray X1 systems and we had only one additional significant Cray X1 transaction, and that was for a system which actually shipped in the first quarter but for which revenue could not be recognized until the third quarter (see our response to Question 3 below). Additionally, in mid-2004, we began experiencing development schedule delays for both the Cray X1E system and the Red Storm system, which were complicated in the second half of 2004 by the failure of a key parts supplier to deliver key components meeting our specifications in a timely manner for these products. The result was substantial and unexpected losses in the second and third quarters of 2004, which, when combined with the first quarter loss, were of sufficient size to exceed our cumulative net income in 2002 and 2003. As we stated in our September 12, 2005, comment response letter, given these losses and the anticipated loss in the fourth quarter of 2004, the realization of a deferred tax asset was difficult to support if assertions of future profitability are based on forecasts of future profitable results without a demonstrated turnaround to operating profitability, as had existed at the end of 2003. Although we believed we would return to profitability, we could not demonstrate the likelihood of such profitability to the extent required under SFAS 109, paragraph 23.

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2.  Question:
We note you disclosed a material weakness in internal controls over the determination and reporting of the provision for income taxes, including adjustments to deferred taxes (Item 9A of 2004 10-K). Tell us the deficiencies in your internal controls over adjustments to deferred taxes and how, if at all, it impacted your assessment to reverse the deferred tax valuation allowance in the fourth quarter of 2003.
Response:
The material weakness we reported in Item 9A of our Annual Report on Form 10-K for 2004 (and repeated in Item 9A of our Annual Report on Form 10-K/A) with respect to the determination and reporting of the provision for income taxes, including adjustments to deferred taxes, had no impact on our assessment to reverse the deferred tax valuation allowance in the fourth quarter of 2003. The deferred tax balances were audited at the end of both 2003 and 2004 and were then fairly presented in all material respects.
The deficiencies in internal controls discussed in Item 9A of our Annual Report on Form 10-K for 2004 (and repeated in Item 9A of our Annual Report on Form 10-K/A) result from items discovered by our auditors in their review of our initial internal calculation of the December 31, 2004 tax provision and related disclosures, and these items were correctly stated in our Annual Report on Form 10-K filed on April 1, 2005. One such item was due to using a non-final prior year deferred tax schedule. We had a change in internal tax managers during 2004 and the new tax manager did not detect that changes made during the 2003 audit were not reflected in our internal records. A second item related to a tax position for U.S. income tax related to exposure for deemed dividends from foreign subsidiaries. The first item would have been detected by more thorough and timely review of the tax provision and disclosures, while the second item would have been identified by a thorough review by an international tax expert. We now have our tax provision reviewed each quarter by independent tax accounting experts. We have also implemented improved internal reviews.
Because the tax provision and related disclosure at the end of both 2003 and 2004 were correctly reported in all material respects, the internal control weaknesses noted did not have any impact on our judgment to reverse the deferred tax asset valuation allowance at December 31, 2003.
3. Question:
It appears from your disclosures in the business section and MD&A that the sales cycle for your products is lengthy and that your business is characterized by low volume, high dollar transactions. Tell us the length of your sales cycle, your sales backlog as of December 31, 2003 and March 31, 2004 and whether you achieved your forecasted revenue and net income/loss results for the quarter ending March 31, 2004. In addition, tell us how the net loss incurred in the quarter ended March 31, 2004 impacted your assessment that it was more likely than not you would

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fully realize the deferred tax asset recorded in your December 31, 2003 financial statements filed on April 1, 2004.
Response:
First, we’d like to point out a correction to the dates referenced in this question. We filed our 2003 Annual Report on Form 10-K on March 12, 2004, whereas our 2004 Form 10-K was filed on April 1, 2005.
Our deferred tax asset valuation allowance was finalized with the filing of our 2003 Annual Report on Form 10-K on March 12, 2004. At that time, the results of the first quarter ending March 31, 2004, were uncertain but to the extent then known were considered in our determination.
There is no standard sales cycle with respect to our products, especially our larger systems such as the Cray X1, Cray X1E and Cray XT3 systems. These products are generally sold to governmental users, including national laboratories, climate and weather administrations, Department of Defense, and other agencies. Some of these customers purchase on regular intervals of two to three years; others purchase computers on an annual basis. Generally speaking, the sales cycle from initial customer contact to final acceptance for our larger products is commonly from six months to two years. The sales cycle for system upgrades is often much faster, since a relationship with our customers, and their familiarity with our product(s), has already been established.
The overall sales cycle has several steps. As we and our customer move through the steps, the probability of meeting our forecast improves both in amount and timing, although timing of revenue recognition in a particular quarter can be difficult to forecast for large systems with custom acceptance criteria, as we do not recognize revenue until acceptance of these systems. Generally, the period from first proposal to receipt of order ranges from six weeks to nine months, while the period from order to product build, shipment, installation and acceptance of one of our new larger systems can range from six months to over a year, with a shorter period in 2004 for customers moving from the Cray XI to the Cray XIE as only a new processor was involved.
As discussed in our response to question number 1 above, our internal plan for 2004 targeted $300 million of total revenue, which included $51 million of service revenue, $58 million for our Red Storm and Cascade development programs, and $191 million of revenue from our products. The backlog based on estimated product and development program revenue recognizable (excluding service revenue) over the next 12 months was about $100 million at December 31, 2003 and about $75 million at March 31, 2004.
Internally, we plan using both backlog and expected orders from our sales pipeline. Both forecasting elements are fairly subjective, as they require judgment about several variables, including the timing and level of government

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funding. As a result, variations in backlog or sales pipeline are not necessarily indicative of changes in long-term prospects.
For the quarter ended March 31, 2004, we fell short of our expected product revenue by approximately $14 million. This was due primarily to a delay in the $12 million upgrade of a system for one customer, Oak Ridge National Laboratory (ORNL). We had shipped the equipment to the customer in February, 2004, per the customer’s request and with assurance that a contract was imminent. An unexpected and unusual post-award government review by the Office of Management and Budget in Washington, D.C. resulted in delays not resolved until the third quarter of 2004 when ORNL was permitted to complete the contract with us and pay us for the system installed several months before. Our service revenue for the first quarter of 2004 was slightly higher than planned and our operating expenses were generally in line with internal forecasts.
As a result, we believed we were on track for the first quarter 2004 at the time of our 2003 Form 10-K filing on March 12, 2004. We had no reason to reevaluate our assessment regarding our ability to fully realize our deferred tax assets recorded as of December 31, 2003. At that time, nothing had occurred to affect our views concerning our 2004 plan or our long-term prospects.
4.  Question:
In your response to our Prior Comment No. 4 you indicate that you had cumulative pre-tax income over the past three years. Considering you reported a pre-tax loss of $34.2 million in fiscal 2001 tell us the three years in which you had pre-tax income.
Response:
In our response to your prior comment No. 4, we stated that we had “cumulative pretax income over the past three years.” Note that the U.S. pre-tax income over the three years is the relevant information for this analysis, since it was this tax paying component of the valuation allowance that we reversed as of December 31, 2003. Also see footnote 10 in our 2003 Annual Report on Form 10-K and the unaudited figures as set out below:

				Three Year
(In millions)	2001	2002	2003	Cumulative Total
U.S.:

Pretax income (loss)	$(32.7)	$5.1	$31.2	$3.6
Goodwill amortization	6.8	—	—	6.8

Subtotal	(25.9)	5.1	31.2	10.4
Restructuring charges	2.9	1.9	1.3	6.1

Pretax income (loss) before goodwill and restructuring	$(23.0)	$7.0	$32.5	$16.5

Consolidated:
Pretax income (loss)	$(34.2)	$7.6	$21.0	$(5.6)
Goodwill amortization	7.0	—	—	7.0

Subtotal	(27.2)	7.6	21.0	1.4
Restructuring charges	3.8	1.9	4.0	9.7

Pretax income (loss) before goodwill and restructuring	$(23.4)	$9.5	$25.0	$11.1

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5.  Question:
Please refer to comment 7 in our letter dated August 18, 2005. We have reviewed your response and continue to believe that you have not complied with Item 304 of Regulation S-K. Note that although Deloitte & Touche LLP (D&T) informed your audit committee that they would not stand for re-election on April 11, 2005, D&T was still engaged to provide its attestation report on management’s assessment of internal control over financial reporting and to review your interim financial information to be included in your 10-Q for the quarter ended March 31, 2005. You have not disclosed whether there were any disagreements between you and your former accountants through the date they completed their services. Therefore, we reissue our previous comment to amend this Form 8-K to state whether, during the two most recent fiscal years and any subsequent period through the date your former accountants resigned or were not engaged to do any further work, there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Additionally, to the extent you make changes to the Form 8-K to comply with this comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
Response:
This comment has been addressed separately in a December 2, 2005, letter from our outside counsel, Stoel Rives LLP, to Mr. Alan Beller, Director, Division of Corporation Finance.
6.  Question:
We note that your disclosure controls and procedures are not effective at the end of the period covered by your Form 10-Q due to material weaknesses in your internal control over financial reporting identified in your 2004 Form 10-K/A. Tell us whether you identified any additional material weaknesses or significant deficiencies, that when aggregated constitute a material weakness, in your internal controls over financial reporting through the end of the period covered by your June 30, 2005 10-Q that were not disclosed in your 2004 10-K/A. If so, amend your filing to disclose these material weaknesses.
Response:
We have not identified any additional material weaknesses or significant deficiencies that, when aggregated, constitute a material weakness in our internal

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controls over financial reporting through the end of the period covered by our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and that were not disclosed in our Annual Report on Form 10-K/A for the year ended December 31, 2004. Therefore, no amendment is needed.
7.  Question:
We note you disclose certain remedial actions implemented to address the material weaknesses and significant deficiencies in your internal controls over financial reporting and that you are involved in ongoing efforts to address the material weaknesses and significant deficiencies addressed in your 2004 review. Revise to disclose the remedial actions implemented, in addition to hiring a CFO and full time director, if any, to address your material weaknesses and significant deficiencies in internal controls over financial reporting. In addition tell us, and revise to disclose, the remedial actions you have implemented to address the ineffectiveness of your disclosure controls and procedures.
Response:
While some improvements had been made, such as the hiring of the CFO and Director of Internal Audit, as of the date of filing our second quarter Form 10-Q with the SEC on August 9, 2005, only a limited number of internal reviews of our internal controls over financial reporting were completed or tested.
We included the following updated information about significant remedial action in Item 4 of Part II to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (presented here in a slightly different format):
“We have implemented changes in a considerable number of our procedures and key controls, and have commenced testing of these key controls. In conducting our assessment of internal control over financial reporting for the year ending December 31, 2005, management has performed a formalized entity level risk assessment using the criteria established in “Internal Control - Integrated Framework” issued by the Commission of Sponsoring Organizations of the Treadway Commission (“COSO”) and has completed its review of:
•	Financial applications
•	General computer controls
•	Tax controls
Although the entity level review has been completed, testing of the effectiveness of the entity level controls has not been completed as of the quarter ended September 30, 2005.
In addition, permanent employees have been hired in key financial reporting positions, including:
•	Chief Financial Officer

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•	Director of SEC Reporting
•	Sarbanes Oxley Compliance Executive
•	Director of Internal Audit
We have also implemented a formalized training program for the finance and accounting group.
We have implemented, but have not completed testing, remediation plans in the following areas:
•	Increasing adequacy of oversight of accounting transactions;
•	Controls related to review and recording of journal entries;
•	Improved documentation and review;
•	Oversight of complex contract accounting procedures.”
In accordance with the recent release from the Public Company Accounting Oversight Board 2005-15 dated July 26, 2005 we are not planning on reporting whether there has been full remediation of the material weaknesses described in our Annual Report on Form 10-K/A for 2004 until our 2005 report on internal controls is complete and submitted to the SEC.
As noted in our Form 10-Q reports for the second and third quarters of 2005, the conclusion that our disclosure controls were ineffective was due to the material weaknesses in our internal control over financial reporting identified in our 2004 Form 10-K/A. Accordingly, the remedial actions described above also respond to the portion of your question 7 relating to disclosure controls.
         Please contact the undersigned if you require additional information or desire to discuss further any of the foregoing responses (phone: 206-701-2168; facsimile: 206-701-2218; email: brianh@cray.com).

Yours truly,
/s/ Brian C. Henry
Brian C. Henry
Executive Vice President and Chief Financial Officer

Cc:	Peter J. Ungaro, President and Chief Executive Officer
Kenneth W. Johnson, Senior Vice President and General Counsel
Cray Inc. Audit Committee
L. John Stevenson, Stoel Rives LLP
Andrew L. Read, Deloitte & Touche LLP
David C. Lee, Peterson Sullivan PLLC

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